HUNTON ANDREWS KURTH LLP 600 TRAVIS, SUITE 4200 HOUSTON, TEXAS 77002-2929 Tel 713 • 220 • 4200 Fax 713 • 220 • 4285

July 13, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Sisecam Resources LP
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 15, 2022
File No. 001-36062

Attn:	John Coleman Ethan Horowitz

On behalf of our client, Sisecam Resources LP (the “Company”), reference is made to that letter dated June 30, 2022, received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”). Set forth below are the responses of the Company to that letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business

Our Operations

Trona Resources and Trona Reserves, page 14

1.	Please revise to identify the quantity or percentage of resources or reserves attributable to your interests in accordance with Item 1303(b)(3)(iii) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and highlights that the Company’s Form 10-K includes disclosure related to its 51.0% interest ownership in Sisecam Wyoming LLC (“Sisecam Wyoming”), the entity that directly owns the Big Island Mine. The Company respectively advises the Staff that unlike many other mining companies that own interests in various mining properties, the Company owns only 51.0% in the Big Island Mine and clearly discloses such ownership interest.

ATLANTA    AUSTIN    BANGKOK    BEIJING    BOSTON     BRUSSELS    CHARLOTTE    DALLAS    DUBAI    HOUSTON    LONDON    LOS ANGELES

MIAMI    NEW YORK    NORFOLK    RALEIGH/DURHAM    RICHMOND    SAN FRANCISCO    THE WOODLANDS    TOKYO    TYSONS    WASHINGTON, DC

Securities and Exchange Commission

July 13, 2022

The Company advises the Staff that it will expand its disclosure in applicable future filings to further clarify and specifically identify the quantity or percentage of resources or reserves attributable to the Company’s interest when discussing the proven and probable trona reserves and resources of the Big Island Mine, including (i) updating the disclosure on page 14 of the Form 10-K to specifically include the amounts attributable to the Company’s 51.0% interest (as shown in the underlined additions below) and (ii) updating the proven and probable trona reserve tables on pages 15 and 16 of the Form 10-K to include footnotes related to the Company’s 51.0% interest (as shown in the underlined additions below):

Page 14 of the Form 10-K:

HPG estimated the total of the Big Island Mine’s remaining leased and licensed proven and probable trona reserves as 220.0 million short tons (of which the Company’s interest is 112.2 million short tons) and the total of the measured and indicated in-place trona resources inclusive of reserves as 162.3 million short tons (of which the Company’s interest is 82.773 million short tons) as of December 31, 2021.

Page 15 of the Form 10-K:

The following is a summary of the recoverable trona reserves for beds 24 and 25 as of December 31, 2021:

(In millions of short tons except percentages) (2)
Reserve Category	Proven mineral reserves (4)		Probable mineral reserves (4)		Total mineral reserves (4)
	Amount(5)	Grade (1)	Amount(5)	Grade (1)	Amount(5)	Grade (1)
Lower Bed 24	64.0	86.0%	83.2	85.8%	147.3	85.9%
Upper Bed 25	33.4	83.7%	39.3	84.1%	72.7	83.9%

Total (3)	97.4	85.2%	122.6	85.2%	220.0	85.2%

(1)	Numbers have been rounded; totals may not sum due to rounding.
(2)	Based on a 7-foot minimum thickness and an 85% minimum grade cut-off.
(3)	The point of reference is run-of-mine (ROM) ore delivered to the processing facilities including mining losses and dilution.
(4)	Mineral reserves are current as of December 31, 2021, using the definitions in SK 1300.
(5)	Mineral reserves are reported on a 100% ownership basis. Sisecam Wyoming is owned 51% by Sisecam Resources LP and 49% by NRP Trona LLC.

Securities and Exchange Commission

July 13, 2022

Page 16 of the Form 10-K:

The following table presents our estimated proven and probable trona reserves by license and leases at December 31, 2021:

(In millions of short tons except percentages) (2)
Reserve Category	Proven mineral reserves (4)		Probable mineral reserves (4)		Total mineral reserves (4)
	Amount(5)	Grade (1)	Amount(5)	Grade (1)	Amount(5)	Grade (1)
License with Sweetwater Royalties LLC	48.6	85.3%	59.4	85.2%	108.0	85.3%
Leases with the U.S. Government	40.9	84.9%	44.6	85.0%	85.5	85.0%
Leases with the State of Wyoming	7.9	86.8%	18.6	86.1%	26.5	86.4%

Total (3)	97.4	85.2%	122.6	85.2%	220.0	85.2%

(1)	Numbers have been rounded; totals may not sum due to rounding.
(2)	Based on a 7-foot minimum thickness and an 85% minimum grade cut-off.
(3)	The point of reference is ROM ore delivered to the processing facilities including mining losses and dilution.
(4)	Mineral reserves are current as of December 31, 2021, using the definitions in SK 1300.
(5)	Mineral reserves are reported on a 100% ownership basis. Sisecam Wyoming is owned 51% by Sisecam Resources LP and 49% by NRP Trona LLC.

The following is a summary of the measured, indicated, and inferred mineral resources exclusive of reserves for trona beds 24 and 25 as of December 31, 2021:

(In millions of short tons except percentages and thickness) (2)
Resource Category	Measured mineral resources (4)		Indicated mineral resources (4)		Measured + Indicated mineral resources (4)			Inferred mineral resources (4)
	Amount(5)	Grade (1)	Amount(5)	Grade (1)	Amount(5)	Grade (1)	Thickness (ft)	Amount(5)	Grade (1)
Lower Bed 24	44.8	88.7%	54.1	86.9%	98.9	87.7%	8.5	0.05	90.0%
Upper Bed 25	29.4	85.0%	34.1	87.3%	63.4	86.2%	7.5	—	—%

Total (3)	74.2	87.2%	88.2	87.0%	162.3	87.1%		0.05	90.0%

(1)	Numbers have been rounded; totals may not sum due to rounding.
(2)	Based on a 6-foot minimum thickness and a 75% minimum grade cut-off.
(3)	The point of reference is in-place inclusive of impurities and insoluble content.
(4)	Mineral resources are current as of December 31, 2021, using the definitions in SK1300.
(5)	Mineral resources are reported on a 100% ownership basis. Sisecam Wyoming is owned 51% by Sisecam Resources LP and 49% by NRP Trona LLC.

Securities and Exchange Commission

July 13, 2022

Exhibit Index, page 136

2.	Please revise the Big Island Mine technical report summary dated March 13, 2022 (filed as Exhibit 96.1) to address the following:

•	Please include information consistent with Item 601(96)(iii)(B)(8)(iv), & 17(vi) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment. The Company would like to clarify that Hollberg Professional Group (“HPG”) confirms that in HPG’s opinion the sample preparation, analyses and security are adequate. The Company respectfully advises the Staff that the following language is included in Section 9.2 of HPG’s Technical Report Summary: “in general, exploration information matched published assessments. The data are considered acceptable for use in mineral resource and mineral reserve estimates and in mine planning.” The Company intends in applicable future filings to request HPG to expand its disclosure as it relates to the adequacy of sample preparation, analyses and security. For applicable future filings, the Company proposes requesting HPG to add the following to its technical report summary if accurate:

The sample preparation, analysis, quality control, and security procedures used by the Sisecam Operations have changed over time to meet evolving industry practices. Practices at the time the information was collected were industry-standard, and frequently were industry-leading practices. In HPG’s opinion, the sample preparation, analyses, and security procedures at the mine are acceptable, meet industry standard practice, and are adequate for mineral resource and mineral reserve estimation and mine planning purposes.

Further, the Company would like to clarify that HPG confirms that in HPG’s opinion the current plans to address any issues related to environmental compliance, permitting, and local individuals or groups are adequate. The Company intends in applicable future filings to request HPG to expand its disclosure as it relates to the adequacy of current plans to address any issues related to environmental compliance, permitting, and local individuals or groups. For applicable future filings, the Company proposes requesting HPG add the following to its technical report summary if accurate:

In HPG’s opinion, the current environmental plans are adequate to address any issues related to environmental compliance, permitting, and local individuals or groups.

•

Revise the language provided per Item 601(96)(iii)(B)(25) of Regulation S-K, Reliance on Information Provided by the Registrant, to only include categories of information identified in Item 1302(f)(1) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment. The Company would like to clarify that HPG intended to limit its reliance on information provided by the Company to include only categories of information identified in Item 1302(f)(1) of Regulation S-K in accordance with reorganized sections provided below. In applicable future filings, the Company proposes that HPG better organize the section entitled “Reliance on Information Provided by the Registrant” in its technical report so that it more clearly confirms that it only includes categories of information identified in Item 1302(f)(1) of Regulation S-K, such as the following:

Securities and Exchange Commission

July 13, 2022

HPG has reviewed technical data, reports, and studies produced by other consulting firms, as well as information provided by Sisecam Wyoming, and others listed in Sections 24.0 and 25.0. This review was conducted on a reasonableness basis, and HPG has noted herein where such provided information engendered questions. Except for the instances in which we have noted questions or made specific comments regarding the nature of the information, HPG has relied upon the information provided by Sisecam as being accurate and suitable for use in this Report. Sisecam’s staff of professional engineers are considered experts in their field and as such HPG has no reason to doubt the authenticity or substance of the information provided.

Marketing Information - HPG has relied on Sisecam representations concerning marketing information and soda ash pricing trends. HPG’s reliance on such information and representations applies to Section 11.0, 17.0, 18.0, 19.0 and the relevant portions of Section 1.0.

Legal Matters - HPG has conducted a general review of mineral titles and license documents provided by Sisecam. HPG has not verified title or otherwise confirmed the legal status of any of the leases or the license but has relied upon documents and information provided by Sisecam Wyoming’s representatives regarding the current status of the leases and license shown. HPG’s reliance on such information and representations applies to Section 3.2 and the relevant portions of Section 1.0.

Legal Matters - HPG has relied on Sisecam representations concerning any outstanding active adverse legal or liability issues including statutory and regulatory interpretations. HPG’s reliance on such information and representations applies to Section 3.2, 17.0 and the relevant portions of Section 1.0.

Governmental Factors - HPG has relied on Sisecam representations and information concerning governmental factors relating to taxation, royalties, monitoring requirements and frequency, bonding requirements, violations, and fines. HPG’s reliance on such information and representations applies to Section 9.0, 11.0, 12.0, 18.0, 19.0 and the relevant portions of Section 1.0.

Environmental Matters - HPG has relied on Sisecam representations and documentation regarding environmental permitting and compliance. HPG’s reliance on such information and representations applies to Section 17.0 and the relevant portions of Section 1.0.

Environmental Matters - HPG has relied on Sisecam representations and documentation concerning surface tailings placement and impoundment structures. HPG’s reliance on such information and representations applies to Section 17.0 and the relevant portions of Section 1.0.

Securities and Exchange Commission

July 13, 2022

Environmental Matters - HPG has relied on Sisecam representations and documentation concerning the subsidence and water inflow over the western edge of the mine. HPG’s reliance on this information and representations applies to Sections 9.0, 12.0, 21.0, and relevant portions of Section 1.0.

The Company further advises the Staff that in applicable future filings the Company will seek to ensure HPG limit its reliance to representations and documentation provided by the Company that fit into the appropriate categories of information identified in Item 1302(f)(1) of Regulation S-K and remove any references to reliance upon other third parties or information.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jordan Hirsch of Hunton Andrews Kurth LLP at (713) 220-4349.

Very truly yours,

/s/ Jordan Hirsch
Jordan Hirsch

cc:	Mehmet Nedim Kulaksizoglu, Sisecam Resources LP Marla Nicholson, Sisecam Resources LP